Exhibit 4.15 and 10.38

SUBORDINATED PROMISSORY NOTE

$502,946.63	dated as of July 23, 2013

For value received, Tandy Brands Accessories, Inc., a Delaware corporation ("Maker") does hereby promise to pay to the order of Eddie Bauer Licensing Services LLC ("Payee"), at 10401 NE 8th Street, Suite 500, Bellevue, WA 98004, or such address as Eddie Bauer may notify Maker from time to time, in legal and lawful money of the United States of America, on or before July 15, 2015 (the “Maturity Date”), the sum of $502,946.63, together with interest accruing at the rate of 6% per annum from the date hereof on the principal balance outstanding until paid in full.  Interest shall be computed on a per annum basis of a year of 365 days or 366 days in a leap year, as the case may be.

1. Payment Terms.  Subject to Paragraph 10 hereof, principal remaining due hereunder (subject to reduction under Paragraph 2 below)shall be due and payable as follows:

(a)           one installment of $50,294.66, constituting 10% of the total principal amount of this Note, together with interest accrued thereon, shall be due and payable 30 days following the date of this Subordinated Promissory Note (“Note”).  No Payment Conditions shall be required to be met for Maker to make this installment, nor shall this payment be deferred or delayed;

(b)           one installment of $201,178.65, constituting 40% of the total principal amount of this Note, together with interest accrued thereon, on or before December 31, 2013;

(c)           the remainder of the principal balance in three equal installments, together with interest accrued thereon, on each of January 15 and July 15 of each year, beginning on July 15, 2014 (each such payment date specified in subsections (b) and (c), a "Payment Date" hereunder) and continuing thereafter until the Maturity Date, at which time all principal amounts remaining unpaid under this Subordinated Promissory Note (this "Note"), together with all interest accrued thereon, shall become immediately due and payable without notice or presentment.

Notwithstanding the foregoing,  if on a Payment Date the Payment Conditions (as defined in Paragraph 3 below) are not then satisfied, then the principal payment, together with accrued interest thereon, then due shall be deferred to the next Payment Date; provided, however, that (i) the Payment Conditions shall not be required to be met for the payment under (a) above and (ii) subject to the provisions of Paragraph 10 hereof, neither a deferral of a Payment Date nor a failure of a Payment Condition shall defer or delay the payment of all remaining amounts outstanding, together with interest accrued thereon, on the Maturity Date.

2.           Additional Offsets to Principal Amount. In the event that Eddie Bauer LLC, an affiliate of Payee, elects to purchase goods from Maker for resale in its retail stores or website, and Maker sells such goods to Eddie Bauer LLC at a discount greater than 7% off of Maker’s “best customer pricing” [as required under Section 12.12 of the License Agreement dated effective February 1, 2011 between Maker and Payee (the “License Agreement”)], then Payee may, at its election, apply the difference between the amount of the discount required to be extended by the License Agreement and the amount of discount actually extended by Maker to Eddie Bauer LLC for all purchases made during 2013 and 2014, up to a maximum of $50,000, as a credit against the outstanding principal amount of and accrued interest on this Note, with each credit being effective as of the date the invoice for goods is due from Eddie Bauer LLC, and with such credit applied first against accrued interest and then against outstanding principal under the Note.

3.           Payment Conditions.  (a)  As used herein, “Payment Conditions” shall mean the following:   (i)  sales of Inventory of Maker, as tested on a rolling three month basis as of the immediately preceding month prior to the applicable Payment Date, are within ten percent (10%) of the projected amount of such sales as set forth in the Business Plan (as defined in the Senior Credit Agreement (as defined below)); (ii) accounts payable of the Maker, as tested for the immediately preceding month prior to the applicable Payment Date, are within ten percent (10%) of the projected amount of such accounts payable as set forth in the Business Plan; (iii) Availability (as defined in the Senior Credit Agreement), as tested for the immediately preceding month prior to the applicable Payment Date, is within ten percent (10%) of projected Availability as set forth in the Business Plan; (iv) for the thirty (30) day period immediately preceding any such Payment Date, and on a projected basis for the thirty (30) day period immediately succeeding any such Payment Date after giving effect to the applicable payment made on such Payment Date, average Availability shall be not less than fifteen percent (15%) of the Maximum Revolving Loan Amount (as defined in the Senior Credit Agreement); and (v) Maker is not in default under the terms of the Senior Credit Agreement.  Maker shall provide Payee with written notice, certified as true and correct by an executive officer of Maker, together with details regarding which components of the Payment Condition were not met, in the event that a Payment Condition has not been met for any Payment Date, not more than two business days following the Payment Date.  In the event a Payment Condition is not met for any Payment Date, the Payment Date shall be deferred to the earlier to occur of the satisfaction of the Payment Condition or the next succeeding Payment Date.  Notwithstanding the foregoing, subject the provisions of Paragraph 10, hereof, all remaining outstanding amounts under this Note shall be due and payable in full on the Maturity Date.

4.           Prepayment.  Subject to Paragraphs 3 and 10, Maker reserves the right to prepay, prior to the Maturity Date, all or any part of the principal and interest of this Note without penalty.  Any prepayments shall be applied first to accrued interest and then to principal.  Maker will provide written notice to Eddie Bauer of any such prepayment at the time thereof.  All payments and prepayments of principal or interest on this Note shall be made in lawful money of the United States of America in immediately available funds at such place as Eddie Bauer shall designate from time to time.  All partial prepayments of principal shall be applied to the next due principal repayment .  Upon any such prepayment, the Amortization Schedule shall be revised to reflect such prepayment and the current outstanding amount of the Note.

5.           Default.  (a)  Payee and Maker expressly agree that any default under the terms of the License Agreement or under the terms of the Settlement Agreement between the parties dated as of even date herewith, shall constitute a default under this Note.

(b)           Upon the failure of Maker to pay any amount due under this Note within 5 days after the same becomes due and payable, without further right to notice or an opportunity to cure, unless Maker has provided Payee with notice, confirmed by Maker’s Senior Lender, that such payment is prohibited by the Payment Conditions, Payee may, at its option, accelerate all amounts due hereunder, or pursue any rights, remedies and recourses available to Payee at law or in equity, including any rights granted to Maker under the License Agreement or Settlement Agreement; provided, however, that any right of Payee to payment of the amounts due hereunder shall be subject to Paragraph 10 hereof.  All overdue amounts shall accrue interest at a default rate of 12% per annum from due date until paid.  In addition, Payee shall be entitled to seek all costs of collection, including attorneys fees and costs, incurred by Payee to collect amounts in default hereunder.

6.           No Usury Intended.  In no event shall interest contracted for, charged or received hereunder, plus any other charges in connection herewith which constitute interest, exceed the maximum interest permitted by applicable law.

7.           Unsecured.  This Note is not, and shall not at any time be secured.

8.           Governing Law, Venue.  This Note is being executed and delivered, and is intended to be performed in the State of Washington.  Except to the extent that the laws of the United States may apply to the terms hereof, the substantive laws of the State of Washington shall govern the validity, construction, enforcement and interpretation of this Note.  In the event of a dispute involving this Note or any other instruments executed in connection herewith, the undersigned irrevocably agrees that venue for such dispute shall lie in any court of competent jurisdiction in King County, Washington.

9.           Subordination Definitions.  As used herein, the following terms shall have the following meanings:

a. "Bankruptcy Law" means any bankruptcy, insolvency, reorganization, moratorium, receivership or similar law generally affecting creditors' rights, including, without limitation, the U.S. Bankruptcy Code, as amended.

b. "Senior Credit Agreement" means that certain Credit Agreement, dated as of July 24, 2103, by and between Maker, Salus Capital Partners, LLC, in its capacity as Administrative Agent and Lender, and the other Lenders party thereto (as such terms are defined therein), as amended, restated, extended, increased, consented to, waived or modified from time to time.

c. "Senior Indebtedness" means any and all indebtedness, liabilities and obligations of Maker, whether or not contingent, at any time outstanding under (i) the Senior Credit Agreement or any of the Loan Documents (as such term is defined in the Senior Credit Agreement) with, to or in favor of Administrative Agent and the other Lenders party thereto, or any of their permitted successors and assigns (collectively, "Senior Lender"), including, without limitation, all amendments, restatements, refinancings and extensions thereof and (ii) the Master Agreement between Maker and EPK Financial Corporation, dated as of July 24, 2013 (the "KTC Master Agreement") or any Confirmation (as defined in such KTC Master Agreement) or other agreement furnished in connection with the KTC Master Agreement.

d. "Subordinated Indebtedness" means any and all indebtedness, liabilities and obligations of Maker, whether or not contingent, at any time outstanding under this Note or any related agreement, document or instrument with, to or in favor of Payee.

10.           Subordination.  (a)  Notwithstanding anything in this Note or any other agreement referred to herein to the contrary, all obligations and liabilities of Maker to Payee under this Note are subordinated in right of payment to the prior and complete payment in full of all Senior Indebtedness and the termination of all commitments of Senior Lender thereunder as provided herein; provided, however, that subject to the Payment Conditions requirements set forth in Paragraph 3 hereof, Maker may make all payments and prepayments of principal and accrued interest under this Note.

(b)           Payee acknowledges to Senior Lender that it holds no perfected security interest in any of the goods or assets of Maker, and that to the extent Payee acquires any security interest in collateral of Maker on or before the Maturity Date of this Note, whether in violation of Paragraph 7 or otherwise, that such security interest shall be subordinated to the rights of Senior Lender in such collateral.  The parties hereto agree that Payee’s rights in and under the License Agreement do not constitute an interest in collateral of Maker, and nothing set forth in this Note or any other agreement between Payee and Maker or Maker and Senior Lender shall prohibit Maker from exercising any termination right it may have under the License Agreement, nor shall Senior Lender be granted any right in such License Agreement.

11. Waivers.  Maker waives any right to notice of acceptance of this Note and presentment, demand, protest, notice of protest, dishonor, notice of dishonor, notice of default, notice of intent to accelerate or demand payment or notice of acceleration.

12. Restricted Modification.  Maker and Eddie Bauer hereby acknowledge and agree that Senior Lender is a third party beneficiary of Paragraphs 9, 10, 11 and 12 of this Note.  Furthermore, Maker and Eddie Bauer agree that, so long as any Senior Indebtedness is outstanding, the amount, interest rate, payment and subordination terms of this Note, the unsecured nature of this Note, and the Maturity Date hereof may not be modified or otherwise amended without the prior written approval of Senior Lender.

13. Termination of Senior Indebtedness.  Upon payment and performance in full of the Senior Indebtedness and termination of all commitments of Senior Lender thereunder, all provisions of this Note relating to and/or running in favor of or agreed to for the benefit of Senior Lender and/or the Senior Indebtedness shall immediately terminate and be of no further force and effect.

MAKER:

TANDY BRANDS ACCESSORIES, INC., a Delaware corporation

By:
Name:
Title: